FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

30 May 2008

File no. 0-17630

Total Voting Rights

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Total Voting Rights

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CRH plc
("the Company")
Voting Rights and Capital

-----------------------

In conformity with
Regulation 20

of the Transparency (Directive 2004/109/EC) Regulations 2007
, CRH plc announces that
:

The total number of Ordinary Shares of €0.32 each in issue as at the date of this notice is

548,120,436
.

As at
30
th

May

2008, t
he Company holds
11,437,463

Treasury
 Shares
.

The total number of voting rights is, therefore
,

536,682,973.

The above figure

536,682,973

may be used by shareholders as the
denominator

for the calculations by which they will determine if they
are required to notify

their interest in, or a change to their
interest in
,

CRH plc
 under the
Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim
Transparency Rules.

30
th
 May 2008

Contact
Neil Colgan
Assistant
Company Secretary
Tel:
+
353

1 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  30 May 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director